

Mail Stop 3720

November 28, 2006

Mr. Kevin E. Shaffer
Chief Financial Officer
Educate Inc.
1001 Fleet Street
Baltimore, Maryland 21202

> **Re:** **Educate, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
> **File No. 0-50952**

Dear Mr. Shaffer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Selected Financial Data, page 16

1.   Please present the 2003 historical consolidated financial data and delete the presentation of the 2003 pro forma consolidated financial data.

Results of Operations, page 24

2.   We note that you discuss segment operating margin in your results of operations. However, Note 16 discloses "Segment profit" as a measure of your segment's profit. Revise your discussion of segment results of operations to correspond to your segment presentation on page 60 in accordance FRC Section 501.06. Include a discussion of your measure of profit or loss for each reportable segment.

Critical Accounting Policies and Estimates, page 30
Amortization of Intangibles and Indefinite Lived Assets, page 31

3.   We note that your disclosure did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.   Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

        For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 33
Foreign Currency Risk, page 33

4.   You state that you generally view your equity investment in foreign subsidiaries as long-term. Please tell us what makes up your equity investment in foreign subsidiaries.

Consolidated Statements of Income, page 38

5.   It appears that the caption "Instructional and franchise operations costs" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "Instructional and franchise operations costs."

3. Franchise-Owned Learning Center Territories, page 49

6.   Please tell us the nature and amount each intangible asset included in the identifiable indefinite-lived intangible assets of $14.3 million. Also, tell us how the fair value of each intangible asset was determined and how you considered the factors in SFAS 142 in evaluating the indefinite useful life.

16. Business and Geographic Segment Information, page 60

7.   Please tell us whether the CODM receives discrete financial information of the Online Learning Services operating segment. If so, tell us how this segment met the aggregation criteria under paragraph 17 of SFAS 131.

8.   We note that the company evaluates performance and allocates resources based on operating income. However, your disclosure does not provide operating income by segment. Please revise.

Form 10-Q for Fiscal Quarters Ended September 30, 2006

3. Acquisitions, page 9

9.   It appears to us that you have allocated $3.4 million of the purchase price to an indefinite-lived intangible asset, licensing agreements (Learning Center Segment). Please tell us how you considered the factors in SFAS 142 in evaluating the indefinite useful life.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director